DEVONSHIRE RESOURCES LTD.
(Previously Ripple Lake Diamonds Inc.)

Interim Financial Statements
For the Quarter ended
September 30, 2007
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis (MD&A) is to explain managements point of view on Devonshire Resources Ltd.s (the Company) past performance and future outlook. This report also provides information to improve the readers understanding of the interim financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended September 30, 2007. Additional information on the Company is available on SEDAR and at the Companys website, www.devonshireresources.com. The date of this MD&A is November 26, 2007.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the Risks and Uncertainties section of this report. The forward looking statements contained herein are based on information available as of November 26, 2007.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004 and has recently consolidated its share capital on a ten for one basis and on October 10, 2007 the Companys shares were called for trading under the name of Devonshire Resources Ltd. The Company is engaged in resource exploration and has two diamond exploration projects at the present time; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Companys long range objective is to locate and develop economic resource projects.

Results of Operations

The Companys net loss for the quarter ended September 30, 2007 was $36,921 compared to a net loss of $69,707 for the quarter ended September 30, 2006. These losses resulted in a net loss of $0.001 per share for the quarter ended September 30, 2007 compared to a net loss of $0.002 per share for the quarter ended September 30, 2006.

The operating and administration expenses for the quarter ended September 30, 2007 amounted to $37,490 compared to $71,509 for the same quarter ended September 30, 2006. Comparatively, the major expenses for the 2007 first quarter were $15,000 in management fees compared to $25,500 in the 2006 first quarter and professional fees in the amount of $9,000 compared to $15,751 in the previous year. Another major difference in the expenses for 2007 compared to 2006 was $20,330 in investor relations expenses for the quarter ended September 30, 2006 and only $150 for the current quarter ended September 30, 2007.

The Companys projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	Sep 30, 07	Jun 30, 07	Mar 31, 07	Dec 31, 06
	$	$	$	$
Total Revenue	569	326	493	1,124
Net Loss	(36,921)	(50,178)	(83,338)	(84,818)
Loss per share-basic and diluted	0.001	0.002	0.002	0.002

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	Sep 30, 06	Jun 30, 06	Mar 31, 06	Dec 31, 05
	$	$	$	$
Total Revenue	1,802	1,151	570	48
Net Loss	(69,707)	(266,892)	(89,078)	(66,071)
Loss per share-basic and diluted	0.002	0.008	0.003	0.003

Exploration Activities

During the quarter ended September 30, 2007, the Company did not conduct any exploration activities on its mineral properties, the value of which remained at $5,002,997 compared to $4,948,477 at September 30, 2006.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canadas first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option"). On November 20, 2006, the optionor to the KMD Project gave notice of default to the Company with respect to the Option Agreement alleging that the Company failed to carry out the required work programs on the Brown Lake property. The Company denies the alleged default, having spent in excess of the required amount under the direction, advice and supervision of the Companys consultant (who is the principal of the optionor), and will vigorously defend its position.

The Company believes that it has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 400,000 common shares to the optionor. The optionor has rejected the Companys notice and returned the 400,000 common shares which are at present held in trust by the Companys solicitors. The Companys position is that it has completed, under the explicit direction and supervision of the optionors sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase

The Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at September 30, 2007, the Company's interest in the KMD Project now totals approximately 151,000 acres.

The dispute between the Company and the Optionor in regards to the Option Agreement and the Brown Lake property is ongoing and attempts at resolving this matter have been unsuccessful. On October 11, 2007 the Company launched proceedings in the Supreme Court of British Columbia seeking an order of specific performance, to require KM Diamond Exploration Ltd. and the consultant, Felix Kaminsky, to transfer the KM properties to the Company, along with certain other contiguous properties, as well as for damages, costs, and other relief.

During the first quarter ended September 30, 2007, the Company expended $nil (2006: $31,557) in deferred exploration costs related to the KMD property. The major deferred expenses for the quarter ended September 30, 2006 were assessment fees of $18,525 and geological costs in the amount of $13,032.

The TCH Diamond Project, Ontario

The Company has an option to acquire a 100% interest in certain mineral claims on the property. The Company also has staked certain additional mineral claims on the property. See Note 5 to the financial statements.

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the first quarter ended September 30, 2007, the Company expended $nil (2006: $35,500) in deferred exploration costs related to the TCH property. The major deferred expenses for the quarter ended September 30, 2006 were property acquisition and staking costs of $34,000 and geological costs in the amount of $1,500.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances development and exploration activities by raising capital from equity markets from time to time.

As at September 30, 2007 and 2006 the Companys liquidity and capital resources are as follows:

	2007 $	2006 $

Cash and receivables	52,653	224,396
Prepaid expenses	18,710	7,500
Total assets	5,074,360	5,180,373
Payables and accrued liabilities	30,242	23,000
Loans payable	100,000	-

The Companys operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. The Companys financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

On October 19, 2007 the Company announced a proposed non-brokered private placement of 6 million units at $0.21 per unit to raise gross proceeds of $1,260,000. Each unit will be comprised of one common share and one share purchase warrant which will be exercisable at $0.28 per share for a period of 2 years from closing. A finders fee of 7% of the gross proceeds will be payable in shares.

Contractual commitments

The Company is committed under management contracts with the President for $5,000 per month and with an officer for $3,000 per month to December 2007.

The Company is committed under a lease of office premises to rent of $1,400 per month to December 2007.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the quarter ended September 30, 2007 the Company incurred $24,000 (2006: $25,500) in management and consulting services rendered by the directors and officers and $nil (2006:

$8,232) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Companys assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

As noted above in the discussion on the KMD Project in Nunavut, the Company also faces addition uncertainty in regard to its status on the Option Agreement and the acquisition of the Brown Lake property. The Company is attempting to resolve this issue to the satisfaction of both parties but there is no guarantee that this will be the case.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

Change in accounting policy

The Company did not make any changes to its accounting policies during the quarter ended September 30, 2007.

Critical Accounting Estimates

A detailed summary of the Companys significant accounting policies is included in Note 2 to the unaudited interim financial statements for the quarter ended September 30, 2007.

Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under managements supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the year ended June 30, 2007 in accordance with Canadian GAAP. There has been no change in the Companys disclosure controls and procedures or in the Companys internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Companys disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Companys disclosure controls and procedures in place as at September 30, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective with the exception of the following control deficiency: at the date of this analysis, the Company has not implemented a whistleblower policy. The Company has two senior officers and no other employees and therefore the Company has not established a procedure for a whistleblower policy at this time.

Disclosure of outstanding share data

On August 16, 2007 the Company received shareholder approval by way of a special resolution for the consolidation of the Companys share capital on the basis of one new common share for every ten existing common shares outstanding. On October 10, 2007 the Companys shares traded at a consolidated 10 for one basis under the new name of Devonshire Resources Ltd. As a result, at November 26, 2007 the Company had 3,651,568 consolidated common shares outstanding. The Company also has 198,000 incentive stock options that are exercisable into that same number of consolidated common shares of the Company. In addition, there are 1,186,866 warrants outstanding that are exercisable into that same number of consolidated common shares of the Company.